EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2020 and 2019

The following Management’s Discussion and Analysis (“MD&A”) for Alio Gold Inc. together with its wholly owned subsidiaries (“Alio” or “the Company”) is prepared as of May 7, 2020, and relates to the financial condition and results of operations for the three months ended March 31, 2020 and 2019. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three months ended March 31, 2020 and 2019, which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 (“consolidated financial statements”). During the three months ended March 31, 2020, the Company reclassified the results of operations for its San Francisco Mine as a discontinued operation. As a result, some of the comparative figures may have been reclassified from prior periods, as disclosed throughout the MD&A.

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The three months ended March 31, 2020 and 2019, are also referred to as “Q1 2020” and “Q1 2019”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis and all-in sustaining cost per gold ounce on a by-product basis throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q1 2020 OPERATIONAL OVERVIEW AND RECENT DEVELOPMENTS

-

On March 30, 2020, the Company announced that it has entered into a definitive agreement with Argonaut Gold Inc. (“Argonaut”) for an at-market merger (the “Arrangement Agreement”) whereby Argonaut will acquire all of the issued and outstanding shares of Alio. Under the terms of the Arrangement Agreement, all of the Alio issued and outstanding common shares will be exchanged on the basis of 0.67 of an Argonaut common share per each Alio common share.

-

Consolidated production from continuing and discontinued operations totalled 16,406 ounces at cash cost and all-in sustaining cost (1) (“AISC”) of $1,276 per gold ounce produced and $1,439 per gold ounce produced, respectively, during Q1 2020. Cash cost and AISC (1) were $1,276 per gold ounce sold and $1,447 per gold ounce sold, respectively, during Q1 2020.

-	Loss and comprehensive loss of $2.7 million during Q1 2020.

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

-

The Company has not incurred material impacts thus far from the COVID-19 pandemic. Production at the Florida Canyon Mine (“Florida Canyon”) is continuing as per schedule and the Company is focused on protecting the safety of its workforce and community. A robust plan has been developed to deal with potential interruptions to supply chains and the movement or availability of personnel, including any need to temporarily limit activities to only those deemed essential for health, safety and environmental reasons. To this end, following the recommendations of public health authorities, the Company instituted numerous social distancing measures throughout the Company, including working from home, eliminating travel of any kind, and restricting access to sites. Further, the Company has increased efforts to clean and sanitize common areas as well as providing training and information to employees to reduce the risk of exposure and transmission of the virus. The health and well-being of the Company’s team and communities continues to be a primary focus as the Company collectively works to manage through this pandemic.

The duration and impact of the COVID-19 outbreak is unknown currently. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its sites in future periods.

Florida Canyon Mine Highlights

-

Produced 11,182 ounces of gold at cash cost and AISC (1) of $1,276 per gold ounce produced and $1,365 per gold ounce produced, respectively, during Q1 2020. Cash cost and AISC (1) were $1,313 per gold ounce sold and $1,413 per gold ounce sold, respectively, during Q1 2020.

San Francisco Mine Highlights

-

Produced 5,224 ounces of gold at cash cost and AISC (1) of $1,275 per gold ounce produced and $1,354 per gold ounce produced, respectively, during Q1 2020. Cash cost and AISC (1) of $1,213 per gold ounce sold and $1,284 per gold ounce sold, respectively, during Q1 2020.

-

On March 6, 2020, the Company announced that it has entered into a definitive share purchase agreement with Magna Gold Corp. (“Magna”), to sell its wholly-owned subsidiary, Molimentales del Noroeste S.A. de C.V (“Molimentales”), which owns a 100% interest in the San Francisco Mine (“San Francisco”) and the surrounding mineral concessions. Under the terms of the share purchase agreement, Alio will receive as consideration 9,740,000 common shares of Magna, representing approximately 19.9% of the issued and outstanding common shares of Magna, and $5.0 million in cash or a 1% net smelter royalty, due to Alio within twelve months of closing of the transaction. The San Francisco Mine has been reclassified as assets and liabilities held for sale and a discontinued operation for financial statement purposes during the three months ended March 31, 2020. On May 6, 2020, the Company completed the sale with Magna under the terms of the definitive share purchase agreement.

Ana Paula Project Highlights

-	All exploration and development activity at the Ana Paula Project (“the Project” or “Ana Paula”) remains suspended. The Company continues to maintain and ensure security at the site.

OVERVIEW OF THE BUSINESS

Alio Gold Inc. is a gold mining company engaged in the operation, development and exploration of gold mines. Alio’s vision is to create value for all its stakeholders through the profitable operation of its mines.

Alio operates one open-pit heap leach mine, the Florida Canyon Mine, in Nevada, United States (“US”), located approximately 210 kilometres north of Reno. Until May 6, 2020, the Company operated the San Francisco Mine (“San Francisco”) in the state of Sonora, Mexico, located approximately 150 kilometres north of Hermosillo and 120 kilometres south of the United States/Mexico border via Highway 15 (Pan-American Highway). In addition, Alio has exploration stage projects in Mexico and the US.

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

The Company’s development stage Ana Paula Project is located in the north central part of the State of Guerrero in southern Mexico, 180 kilometres from Mexico City and 250 kilometres away from the port city of Acapulco. The Project is located on the highly prospective Guerrero Gold Belt, approximately 7.5 kilometres northwest of Torex’s El Limon-Guajes mine. Ana Paula is comprised of two mineral concessions totalling approximately 4,200 hectares, with approximately 52,000 additional hectares in the surrounding area. Ana Paula currently has estimated Proven and Probable Mineral Reserves based on a Pre-Feasibility Study (“PFS”) (1) of 13.4 million tonnes grading 2.36 gram per tonne gold (1.0 million ounces of gold contained). The Project has been suspended as the Company currently does not have access to the capital required to advance the project.

The Company’s current sources of operating cash flows are primarily from the sale of gold and silver contained in doré bars produced at the mine sites. The doré is refined offsite and the refined gold and silver is sold primarily in the London spot market. As a result, Alio is not dependent on a particular purchaser.

(1)	Refer to the Ana Paula technical report NI 43-101 Preliminary Feasibility Study, Guerrero, Mexico, dated May 16, 2017, available on the Alio Gold Inc. website (www.aliogold.com).

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

FLORIDA CANYON MINE - OPERATIONS REVIEW

The Florida Canyon Mine is located between Lovelock and Winnemucca, Nevada. Florida Canyon is an open pit operation, with crushing and heap leach processing facilities. Mineral reserves are 1,013,000 proven and probable contained gold ounces (85.9 million tonnes at 0.37 grams per tonne gold) as of November 1, 2018. Total measured and indicated gold resources totalled 1,711,000 ounces as of July 31, 2018.

The following is a summary of Florida Canyon’s production statistics:

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
MINING
Ore mined (dry kt)	2,004	2,089	1,423	1,324	1,826
Average ore mined grade (g/t Au)	0.31	0.25	0.25	0.35	0.32
Waste mined (kt)	3,207	1,658	1,442	1,106	1,752
Total mined (kt)	5,211	3,747	2,865	2,431	3,577
Strip ratio	1.60	0.79	1.01	0.84	0.96
Average total mined (t/d)	57,267	40,728	31,142	26,712	39,748
Cost per tonne mined	$1.42	$1.99	$2.31	$2.69	$1.73
CRUSHING AND PROCESSING
Ore processed (kt)	2,027	2,051	1,389	1,368	1,869
Average ore processed grade (g/t Au)	0.31	0.23	0.25	0.35	0.32
Average ore processed per day (t/d)	22,279	22,295	15,098	15,038	20,763
Cost per tonne processed	$2.79	$2.72	$4.53	$3.76	$3.22
Gold deposited on pad (ozs)	20,033	15,408	11,235	15,265	18,977
Cost per tonne - administration	$0.49	$0.56	$0.73	$1.05	$0.49
Total cost per tonne processed	$7.01	$6.79	$9.79	$9.91	$7.20
PRODUCTION
Gold produced (ozs)	11,182	9,241	9,620	11,253	12,263
Gold sold (ozs)	9,901	9,693	9,969	11,834	12,201
Silver produced (ozs)	6,722	6,226	6,793	8,577	8,648
COSTS
Cash cost per gold ounce produced on a by-product basis	$1,276	$1,421	$1,294	$1,308	$1,107
All-in sustaining cost per gold ounce produced on a by-product basis (1)	$1,365 (3)	$1,606 (2)	$1,312	$1,344	$1,217
Cash cost per gold ounce sold on a by-product basis	$1,313	$1,407	$1,263	$1,268	$1,110
All-in sustaining cost per gold ounce sold on a by-product basis (1)	$1,413 (3)	$1,583 (2)	$1,281	$1,302	$1,220
Total days in period	91	92	92	91	90

(1)	AISC excludes corporate and administrative expenses and accretion for site reclamation and closure.
(2)

Adjusted to exclude long term project capital expenditures of $9.0 million for Q4 2019. Including the capital expenditures, AISC per gold ounce produced on a by-product basis and AISC per gold ounce sold on a by-product basis would be $2,582 and $2,514 for Q4 2019, respectively.

(3)

Adjusted to exclude long term project capital expenditures of $1.4 million for Q1 2020. Including the capital expenditures, AISC per gold ounce produced on a by-product basis and AISC per gold ounce sold on a by-product basis would be $1,494 and $1,558 for Q1 2020, respectively.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Operations

Mining

The new mining fleet is now fully deployed and utilized, which has allowed the mine to reach its steady rate. Ore mined during Q1 2020 decreased 4% compared to Q4 2019; however, it increased 41% and 51% compared to Q3 2019 and Q2 2019, respectively. The increase is due to the higher mining equipment availability obtained by the new mining fleet that was deployed during Q4 2019. Waste mined increased 93% compared to Q4 2019 as a result of additional laybacks required to grant access to ore zones to be mined during fiscal 2020.

Costs of mining were $7.4 million during Q1 2020 and Q4 2019. Total tonnage mined increased 39%, resulting in 29% lower unit mining cost. During Q4 2019, the Company sold the old haulage fleet resulting in reduced maintenance and diesel costs during Q1 2020. Additionally, all maintenance costs relating to the new mining fleet are capitalized and will result in lower operating costs.

Crushing and processing

Ore processed during Q1 2020 decreased 1% compared to Q4 2019; however, it increased 46% and 48% compared to Q3 2019 and Q2 2019, respectively, as a result of larger volume of ore mined from the pit by the new mining fleet.

Ore processed grade during Q1 2020 increased 35% and 24% compared to Q4 2019 and Q3 2019, respectively. Increased waste mined during Q4 2019 and Q1 2020 allowed access to higher-grade ore bodies resulting in increased gold ounces deposited on the pad. The gold ounces deposited on the pad increased to 20,033 ounces during Q1 2020 compared to 15,408 ounces during Q4 2019.

Processing costs were $5.7 million during Q1 2020 compared to $5.6 million during Q4 2019. During Q1 2020, reduced cyanide usage decreased costs by $0.3 million which was offset by higher labour costs of $0.5 million compared to Q4 2019.

Production

Gold ounces produced during Q1 2020 increased 21% compared to Q4 2019. This is the result of higher overall equipment availability during Q1 2020 and Q4 2019 resulting in higher mining rates and higher amount of ounces deposited on the pad.

During Q1 2020, 11,182 gold ounces were produced and 9,901 gold ounces were sold. The difference is due to the timing of shipments and settlements.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO MINE - OPERATIONS REVIEW

San Francisco is located in the Arizona-Sonora desert in the north of the Mexican state of Sonora. San Francisco is an open pit operation, with crushing and heap leach processing facilities, and mineral reserves of 794,272 proven and probable contained gold ounces and 60,200 low-grade stockpile gold ounces (55.5 million tonnes at 0.49 grams per tonne gold). Total measured and indicated gold resources totalled 1,484,197 ounces as of July 1, 2018.

The following is a summary of San Francisco’s production statistics:

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
MINING
Cost per tonne mined (1)	$-	$1.12	$1.13	$1.13	$1.18
CRUSHING AND PROCESSING
Ore processed (kt)	-	1,184	1,608	1,744	1,619
Average ore processed grade (g/t Au)	-	0.23	0.25	0.27	0.27
Ore from stockpile processed (kt)	-	1,092	1,493	1,644	1,533
Average ore stockpiled grade (g/t Au)	-	0.23	0.23	0.23	0.23
Average ore processed per day (t/d)	-	12,867	17,477	19,167	17,994
Cost per tonne processed	$-	$5.64	$4.20	$4.33	$4.60
Gold deposited on pad (ozs)	-	8,665	12,809	15,349	14,290
Cost per tonne - administration	$-	$0.78	$0.62	$0.53	$0.68
Total cost per tonne processed	$-	$7.46	$5.87	$5.92	$6.39
PRODUCTION
Gold produced (ozs)	5,224	7,097	8,166	10,230	10,968
Gold sold (ozs)	5,767	6,873	8,298	9,877	11,785
Silver produced (ozs)	1,537	2,552	2,734	5,112	6,274
COSTS
Cash cost per gold ounce produced on a by-product basis	$1,275	$1,045	$1,218 (2)	$1,076	$1,041
All-in sustaining cost per gold ounce produced on a by-product basis (3)	$1,354	$1,048	$1,264 (2)	$1,078	$1,124
Cash cost per gold ounce sold on a by-product basis	$1,213	$1,070	$1,210 (2)	$1,077	$1,076
All-in sustaining cost per gold ounce sold on a by-product basis (3)	$1,284	$1,073	$1,254 (2)	$1,079	$1,154
Total days in period	91	92	92	91	90

(1)	Cost per tonne mined in fiscal 2019 represents low-grade stockpile rehandling costs.
(2)

Adjusted to exclude inventory impairment of $8.8 million for Q3 2019. Including the inventory impairment, cash cost per gold ounce produced on a by-product basis and cash cost per gold ounce sold on a by-product basis would be $2,300 and $2,274 for Q3 2019, respectively. Including the inventory impairment, AISC per gold ounce produced on a by-product basis and AISC per gold ounce sold on a by-product basis would be $2,345 and $2,318 for Q3 2019, respectively.

(3)	AISC excludes corporate and administrative expenses and accretion for site reclamation and closure.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Operations

Mining

Mining activity at San Francisco ceased at the end of fiscal 2018 and low-grade stockpile material was processed through December 2019, following which residual leaching commenced.

Crushing and processing

Processing of the low-grade stockpile was discontinued during December 2019.

Processing costs were $3.2 million during Q1 2020 compared to $6.7 million during Q4 2019. This decrease is primarily due to the cessation of processing the low-grade stockpile and the reduced cost structure at the mine. The major cost reductions during Q1 2020 were crushing costs and labour, which were $2.4 million and $0.9 million lower, respectively, compared to Q4 2019.

Production

San Francisco produced 26% fewer gold ounces during Q1 2020 compared to Q4 2019 due to the curtailing of the operations.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY RESULTS

		Q1 2020		Q4 2019		Q3 2019		Q2 2019		Q1 2019		Q4 2018		Q3 2018		Q2 2018
FINANCIAL RESULTS
Metal revenues (1)		$15,771		$24,668		$27,011		$28,457		$31,405		$27,015		$27,941		$26,233
(Loss) earnings from operations (1)		$(1,445)		$(6,297)		$(127,933)		$(1,860)		$671		$(22,007)		$(10,760)		$(106)
(Loss) earnings		$(2,677)		$(6,853)		$(127,141)		$(3,830)		$1,601		$(16,838)		$(3,720)		$3,284
(Loss) earnings per share - Basic		$(0.03)		$(0.08)		$(1.50)		$(0.05)		$0.02		$(0.20)		$(0.04)		$0.05
(Loss) earnings per share - Diluted		$(0.03)		$(0.08)		$(1.50)		$(0.05)		$0.02		$(0.20)		$(0.04)		$0.05
Cash (used in) provided by operating activities		$(3,013)		$(354)		$(1,571)		$(365)		$2,525		$(1,758)		$(4,194)		$(10,178)
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total assets		$245,437		$251,284		$212,249		$340,232		$344,345		$348,286		$389,215		$398,434
Total non-current liabilities		$82,292		$91,173		$52,061		$54,716		$55,636		$54,824		$79,834		$87,689
OPERATING RESULTS (1)
Gold produced (ozs)		11,182		16,337		17,787		21,483		23,231		23,214		23,606		19,190
Gold sold (ozs)		9,901		16,566		18,267		21,711		23,986		21,985		23,038		20,126
Silver sold (ozs)		6,214		8,774		10,513		14,936		14,404		12,298		13,453		13,334
Average realized gold price (per oz)		$1,582		$1,378 (2)		$1,375 (2)		$1,301 (2)		$1,300 (2)		$1,233 (2)		$1,271 (2)		$1,293
Average London PM fix gold price (per oz)		$1,583		$1,482		$1,472		$1,309		$1,304		$1,226		$1,213		$1,306
By-product cash cost (per oz produced)		$1,276		$1,258		$1,259 (5)		$1,198		$1,076		$1,219 (6)		$1,071		$1,029
All-in sustaining cost (per oz produced)		$1,472 (3)		$1,476 (4)		$1,393 (5)		$1,325		$1,267		$1,495 (6)		$1,258		$1,340
By-product cash cost (per oz sold)		$1,313		$1,267		$1,239 (5)		$1,181		$1,094		$1,176 (6)		$1,102		$1,018
All-in sustaining cost (per oz sold)		$1,534 (3)		$1,483 (4)		$1,369 (5)		$1,307		$1,278		$1,468 (6)		$1,293		$1,314

(1)

Quarterly financial and operational information for Q1 2020 only includes continuing operations. Quarterly financial information for fiscal 2019 and fiscal 2018 has not been restated to exclude the discontinued operations.

(2)	The average realized gold price includes realized gain (loss) on derivatives.
(3)

Adjusted to exclude long term project capital expenditures of $1.4 million for Q1 2020. Including the capital expenditures, AISC per gold ounce produced on a by-product basis and AISC per gold ounce sold on a by-product basis would be $1,600 and $1,679 for Q1 2020, respectively.

(4)

Adjusted to exclude long term project capital expenditures of $9.0 million during Q4 2019. Including the capital expenditures, AISC per gold ounce produced on a by-product basis and AISC per gold ounce sold on a by-product basis would be $2,028 and $2,027 for Q4 2019, respectively.

(5)

Adjusted to exclude inventory impairment of $8.8 million during Q3 2019. Including the inventory impairment, cash cost per gold ounce produced on a by-product basis and AISC per gold ounce produced on a by-product basis, would be $1,756 and $1,890 for Q3 2019, respectively. Including the inventory impairment, cash cost per gold ounce sold on a by-product basis and AISC per gold ounce sold on a by-product basis, would be $1,722 and $1,853 for Q3 2019, respectively.

(6)

Adjusted to exclude inventory impairment of $14.4 million during Q4 2018. Including the inventory impairment, cash cost per gold ounce produced on a by-product basis and AISC per gold ounce produced on a by-product basis, would be $1,840 and $2,117 for Q4 2018, respectively. Including the inventory impairment, cash cost per gold ounce sold on a by-product basis and AISC per gold ounce sold on a by-product basis, would be $1,833 and $2,125 for Q4 2018, respectively.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Consolidated Financial Information

Loss and comprehensive loss from continuing operations was $2.1 million ($0.02 per share) during Q1 2020 compared to $0.4 million ($0.00 per share) during Q1 2019.

Loss and comprehensive loss was $2.7 million ($0.03 per share) during Q1 2020 compared to earnings and comprehensive income of $1.6 million ($0.02 per share) during Q1 2019.

Metal revenues

The Florida Canyon Mine sold 9,901 gold ounces during Q1 2020 for $15.7 million compared to 12,201 gold ounces for $15.9 million during Q1 2019. A higher realized gold price of $1,582 per gold ounce during Q1 2020 increased revenue compared to $1,307 per gold ounce during Q1 2019.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $13.1 million during Q1 2020 compared to $13.7 million during Q1 2019.

Costs of mining were $7.4 million during Q1 2020 compared to $6.2 million during Q1 2019. This increase is primarily due to higher tonnage mined at the Florida Canyon Mine, offset by a decrease in maintenance costs of $0.8 million compared to Q1 2019.

Crushing and gold recovery costs were $5.7 million during Q1 2020 compared to $6.0 million during Q1 2019. This decrease is primarily due to lower maintenance costs.

Change in inventories decreased cost of sales by $1.9 million during Q1 2020 compared to $0.5 million during Q1 2019. This decrease is due to more recoverable ounces deposited on the pad than ounces recovered from the pad at Florida Canyon.

Depletion and depreciation costs were $1.6 million during Q1 2020 compared to $1.2 million during Q1 2019. The increase is due to the additional depletion related to the new mining fleet.

Corporate and administrative expenses

Corporate and administrative expenses increased to $1.9 million during Q1 2020 compared to $1.4 million during Q1 2019 due to transaction costs of $0.8 million.

Exploration expense

During Q1 2020, as a result of the Q3 2019 Ana Paula impairment, exploration expenditures were no longer capitalized and the Company incurred expenses of $0.6 million compared to $nil during Q1 2019.

Other (loss) income, net

During Q1 2020, the equity component of the Florida Canyon reclamation bonds decreased by $0.5 million.

Finance expense, net

Finance expense was $1.3 million during Q1 2020 compared to $0.3 million during Q1 2019. In relation to the lease agreement for the loading and hauling equipment at Florida Canyon, interest on lease liabilities was $0.9 million compared to $nil during Q1 2019. The accretion on loan facility was $0.1 million compared to $nil during Q1 2019. Additionally, the accretion of provision for site reclamation and closure was $0.1 million during Q1 2020 compared to $0.2 million during Q1 2019.

Income taxes

Income tax expense was $0.2 million during Q1 2020 compared to $0.2 million during Q1 2019.

The current tax was $nil during Q1 2020 compared to a recovery of $1.3 million during Q1 2019. During Q1 2020, Florida Canyon did not generate taxable income and thus there was no current income tax expense for the period. During Q1 2019, the recovery was due to additional deductions of depreciation on plant and equipment. Additionally, adjustments to inventory tax basis allowed for recovery of fiscal 2018 tax expense.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

Deferred tax expense was $0.2 million compared to $1.5 million during Q1 2019. At Florida Canyon, the expense was due to an increase of the inventory accounting basis. During Q1 2019, there was a $1.3 million expense related to inventory tax basis adjustments.

Discontinued operations

Metal revenues

The San Francisco Mine sold 5,767 gold ounces during Q1 2020 for $9.0 million compared to 11,785 gold ounces for $15.2 million during Q1 2019.

Cost of sales

Costs of mining were $0.1 million compared to $1.8 million during Q1 2019 due to cessation of mining.

Crushing and gold recovery costs were $3.2 million compared to $7.5 million during Q1 2019 due to cessation of mining.

Change in inventories increased cost of sales by $2.7 million compared to $2.3 million during Q1 2019.

Depletion and depreciation costs were $0.2 million compared to $1.2 million during Q1 2019.

OUTLOOK

Argonaut Gold merger

The Company is engaged into a definitive agreement with Argonaut for an at-market merger which is expected to close during Q2 2020. The combined company expects to apply Argonaut’s experience in open pit mining to the open pit, heap leach mining at the Florida Canyon Mine, which is anticipated to create operational synergies. In addition, the Florida Canyon Mine is located in close proximity to Argonaut’s corporate headquarters, which is anticipated to allow the combined company to benefit from synergies with regards to its general and administrative expenses.

Florida Canyon Mine (100%-owned)

The Company’s focus is on finalizing the ramp up of operations at Florida Canyon.

The Florida Canyon Mine was acquired through the acquisition of Rye Patch which was finalized on May 25, 2018. Florida Canyon is a past-producing mine, which was restarted by Rye Patch in 2017, with commercial production declared on January 1, 2018.

During Q1 2020, the Florida Canyon Mine produced 11,182 ounces of gold and 6,722 ounces of silver, a 21% and 8% increase, respectively, compared to Q4 2019. Mining capacity continues to meet expectations, setting an all-time record in Q1 2020. The average tonnage mined per day increased by 41% and 84% compared to Q4 2019 and Q3 2019, respectively. These increases were largely driven by the new loading and hauling equipment that was phased into production over Q4 2019. Further gains in future mine production are expected as more efficient mining areas are made available. During Q2 2019 and Q3 2019 when production was severely impacted by low fleet availability, mining areas were reduced in size resulting in loss of efficiency. Mining activity during Q4 2019 and Q1 2020 has focused on improving the configuration, access and size of the mining areas to increase productivity and efficiency, which is the primary factor for the increase in waste mining during Q1 2020.

Ore placed on the pad during Q1 2020 was in line with Q4 2019. Ore processed during Q1 2020 increased by 30% as a result of a 35% higher grade compared to Q4 2019. Metallurgical recovery continues to meet expectation.

Total operating costs per tonne processed remains low at $7.01 per tonne, within 3% of the record $6.79 per tonne achieved in Q4 2019.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

The construction of the new heap leach pad (“SHLP II”) continued to advance during Q1 2020. Capital expenditures for SHLP II totalled $4.1 million during Q1 2020 or 27% of the total planned project capital budget. On a cash basis, expenditures were $1.4 million and were funded by the $15.0 million debt facility by Sprott. At the end of Q1 2020, the overliner crushing was 80% complete, 45% of the collection piping and overliner was placed and cut to fill activities were complete. During March 2020, dry stacking of ore began and permit to leach was submitted to the Nevada Division of Environmental Protection. Subsequent to Q1 2020, the permit was received, and leaching activities on the first cell of SHLP II were initiated on April 24, 2020.

San Francisco Mine (100%-owned)

Processing of the low-grade stockpile ceased mid-December 2019. During Q1 2020, operations at the San Francisco Mine were focused on the recovery of residual ounces in inventory on the pad. Gold production during Q1 2020 totalled 5,224 ounces.

Cash flow from operations during Q1 2020 were used to pay down existing payables.

As discussed in the Q1 2020 Operational Overview and Recent Developments section above, the Company entered into a definitive share purchase agreement to sell the San Francisco Mine during March 2020. On May 6, 2020, the Company completed the sale with Magna under the terms of the definitive share purchase agreement. The San Francisco Mine has been reclassified as an asset held for sale and a discontinued operation for financial statement purposes.

Ana Paula Project (100%-owned)

Exploration and development work at Ana Paula was temporarily suspended in August 2018 as a result of the lack of capital to advance the Project. Work at the Project remains suspended until the corporation has access to sufficient funding to resume activities. The Project is maintained in good standing with respect to the regulatory and local communities.

COVID-19

The COVID-19 pandemic may require significant operational changes which could cause this outlook to change meaningfully.

LIQUIDITY, CONTINGENCIES, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, operating costs, capital costs, exploration expenditures, the timing of VAT recoveries, income tax refunds, foreign currency fluctuations, health and safety risks related to the coronavirus (COVID-19), and risks and uncertainties (refer to Risks and Uncertainties section). In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

At March 31, 2020, the Company had positive net working capital of $41.5 million. The Company had cash and cash equivalents of $10.4 million, trade and other receivables of $2.5 million, inventories of $47.5 million, trade payables and accrued liabilities of $16.0 million, current lease liability of $10.0 million and current loan facility of $1.9 million.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

Contingencies

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements in the period such changes occur.

Peal arbitration

During February 2019, Peal de Mexico, S.A. de C.V. (“Peal”) gave notice of the termination of the mining agreement between Peal and Molimentales dated September 17, 2009, as amended (the “Peal Agreement”). Peal also entered into an arbitration process seeking to recover demobilization expenses and a termination penalty under the Peal Agreement. Peal filed its demand with the arbitral tribunal on December 3, 2019, and Molimentales filed its answer to the demand and a counterclaim with the arbitral tribunal on December 19, 2019. On January 10, 2020, Peal filed its answer to the counterclaim with the arbitral tribunal. The Company has accrued all expenses, including demobilization costs, based on the actual costs incurred. Peal has also claimed a termination penalty of $20.0 million. The Company has not accrued this amount as it does not believe there is basis for the claim regarding the termination penalty in the Peal Agreement. No additional liability has been recognized in the condensed interim consolidated financial statements. As a result of the sale of San Francisco on May 6, 2020, the Peal arbitration will transfer to the buyer.

Notice of Civil Claim

On May 2, 2019, the Company received a Notice of Civil Claim from a former shareholder of Rye Patch whose shares were acquired by the Company. The plaintiff brought the claim in the Supreme Court of British Columbia pursuant to the Class Proceedings Act and is seeking damages against the Company and certain directors and officers for alleged misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. On August 9, 2019, the Company filed their Response to the Notice of Civil Claim, denying all of the allegations and on October 1, 2019, the parties attended a case planning conference. On October 22, 2019, the plaintiff filed an amendment to the Notice of Civil Claim dropping certain allegations and adding an allegation of insider trading against the Company to their claim. The certification hearing was scheduled to occur during April 2020 but has been postponed indefinitely due to COVID-19. The Company and its counsel have reviewed the claim and the amendments to the claim and the outcome is not determinable at this time. Accordingly, no additional liability has been recognized in the condensed interim consolidated financial statements.

Cash flow

	Q1 2020	Q1 2019
Cash and cash equivalents, beginning of period	$16,567	$21,978
Cash (used in) provided by operating activities	(3,013)	2,525
Cash used in investing activities	(562)	(5,080)
Cash used in financing activities	(1,486)	(503)
Effects of exchange rate changes on the balance of cash held in foreign currencies	(32)	(14)
Cash and cash equivalents, end of period	$11,474	$18,906
Less: cash relating to discontinued operations	(1,052)	-
Cash and cash equivalents	$10,422	$18,906

Operating activities

The decrease in cash (used in) provided by operating activities is due to decreased profitability of the Florida Canyon Mine. Ounces sold during Q1 2020 decreased 19% compared to Q1 2019, partially offset by a 22% higher realized gold price. Additionally, production costs excluding change in inventories and depletion and depreciation were $15.0 million during Q1 2020 compared to $14.2 million during Q1 2019.

The decrease in cash (used in) provided by operating activities is also due to movements in inventories which increased cash by $0.2 million compared to $2.6 million during Q1 2019.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

At San Francisco, cash flow from operating activities was used to paydown the existing payables balance, which decreased by $2.2 million during Q1 2020.

Remaining cash flow generated from mine operations was used to support corporate general and administrative expenditures.

Investing activities

At Florida Canyon, expenditures relating to the stormwater diversion channel and SHLP II totalled $1.4 million during Q1 2020. Other capital expenditures totalled $0.2 million during Q1 2020. During Q1 2019, capital expenditures of $1.3 million related to capitalized maintenance parts and engineering works for SHLP II and the stormwater diversion channel.

During Q1 2020, the Company received cash proceeds of $1.0 million related to the sale of the old mining fleet compared to $nil during Q1 2019.

At San Francisco, capital expenditures were $nil compared to $0.9 million during Q1 2019.

At Ana Paula, capital expenditures were $nil compared to $2.8 million during Q1 2019. Expenditures during Q1 2019 related to the payment of prior year feasibility study and exploration work.

Financing activities

During Q1 2020, the principal and interest payment related to the lease liability totalled $0.9 million compared to $nil during Q1 2019.

During Q1 2020, the interest payment related to the loan facility totalled $0.4 million compared to $nil during Q1 2019.

During Q1 2020, the repayment of principal and interest, related to the equipment loans payable to Caterpillar Financial Services Corporation totalled $0.2 million compared to $0.5 million during Q1 2019.

Currency risk

At San Francisco, approximately 50% of the operating expenditures are denominated in Mexican pesos, while approximately 80% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs.

During Q1 2020, the Mexican peso averaged MXP 19.88 to $1.00, and the Canadian dollar averaged C$1.34 to $1.00. During Q1 2019, the Mexican peso averaged MXP 19.22 to $1.00 and the Canadian dollar averaged C$1.33 to $1.00. The effect of the difference in average exchange rates decreased costs at San Francisco during Q1 2020 by approximately $0.1 million.

Capital resources

The capital of the Company from continuing operations consisted of consolidated equity, equipment loans payable, and other financial liability, net of cash and cash equivalents.

	March 31,	December 31,
	2020	2019
Equity	$116,025	$118,611
Lease liabilities	37,431	39,384
Loan facility	14,211	14,109
Equipment loans payable	1,187	1,343
Other financial liability	2,500	2,500
	171,354	175,947
Less: Cash and cash equivalents	(10,422)	(16,567)
	$160,932	$159,380

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

At March 31, 2020, the Company was subject to externally imposed capital requirements in relation to the financial covenants of the loan facility.

Loan facility

On November 14, 2019, the Company entered into a three-year, $15.0 million loan facility with Sprott Private Resource Lending II (Collector), LP to fund construction of leach pad expansion at Florida Canyon Mine. The loan facility has a maturity date of October 31, 2022, with eight equal quarterly repayments of the principal balance commencing on January 31, 2021, requiring monthly interest payments based on an interest rate of 8% plus the greater of three-month London Inter-bank Offered Rate (“LIBOR”) or 2%. Proceeds are to be solely used for the payment of Sprott fees and expenses, payments related to the leach pad expansion, and other purposes approved by the Lender. Additionally, the Company issued 1,286,228 common shares related to the closing of the facility which are included in transaction costs.

The Agreement stipulates that the Company complies with certain financial covenants:

-	Minimum cash balance of $3.0 million; and,
-	Minimum working capital ratio of 1.15, as defined as current assets, including 80% of ore in process inventory, less current liabilities, excluding the loan facility.

At March 31, 2020, the Company was in compliance with these covenants.

Dividends

No dividends were declared or paid during Q1 2020.

Outstanding share data

The total number of outstanding common shares, share options, and warrants at May 7, 2020, are 85,993,371, 5,111,612 and 2,305,811, respectively.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce on a by-product basis

Cash cost per gold ounce on a by-product basis (“cash cost”) are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

The cash cost is calculated by dividing the operating production costs by the total number of gold ounces produced and sold and deducting the by-product silver credits per gold ounce produced and sold. The following table provides a reconciliation of the calculation of cash cost to the interim financial statements:

	Q1 2020	Q1 2019
Production costs (1)	$13,101	$26,453
Change in inventories	1,271	(1,231)
Cash cost	14,372	25,222
Divided by gold produced (ozs)	11,182	23,231
	1,285	1,086
Less: By-product silver credits per gold ounce produced (2)	(9)	(10)
Cash cost per gold ounce produced on a by-product basis	$1,276	$1,076

Production costs (1)	$13,101	$26,453
Divided by gold sold (ozs)	9,901	23,986
	1,323	1,103
Less: By-product silver credits per gold ounce sold (2)	(10)	(9)
Cash cost per gold ounce sold on a by-product basis	$1,313	$1,094

(1)

Production costs for Q1 2020 only includes production costs from continuing operations. Including production costs from discontinued operations, cash cost per gold ounce produced on a by-product basis and cash cost per gold ounce sold on a by-product basis would be $1,276 and $1,276 for Q1 2020. Cash cost per gold ounce produced on a by-product basis and cash cost per gold ounce produced on a by-product basis for Q1 2019 have not been restated.

(2)

Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three months ended March 31, 2020, total by-product silver credits, excluding credits from discontinued operations, were $0.1 million (three months ended March 31, 2019 - $0.2 million).

Cash cost is calculated for the Florida Canyon Mine and the San Francisco Mine in the same manner as on a consolidated basis.

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost is not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated in accordance with the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around Florida Canyon and San Francisco at the end of their mine lives. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the interim financial statements:

	Q1 2020	Q1 2019
Production costs (1)	$13,101	$26,453
Corporate and administrative expenses	1,869	1,869
Sustaining capital expenditures	2,434	2,253
Accretion for site reclamation and closure	139	312
Less: By-product silver credits	(106)	(223)
Less: Adjustments
Long term capital expenditures (2)	(1,435)	-
Transaction costs (3)	(815)	-
All-in sustaining cost	$15,187	$30,664

All-in sustaining cost	$15,187	$30,664
Change in inventories	1,271	(1,231)
	16,458	29,433
Divided by gold produced (ozs)	11,182	23,231
All-in sustaining cost per gold ounce produced on a by-product basis	$1,472	$1,267

All-in sustaining cost	$15,187	$30,664
Divided by gold sold (ozs)	9,901	23,986
All-in sustaining cost per gold ounce sold on a by-product basis	$1,534	$1,278

(1)

Production costs for Q1 2020 only includes production costs from continuing operations. Including production costs from discontinued operations, AISC per gold ounce produced on a by-product basis and AISC per gold ounce sold on a by-product basis would be $1,439 and $1,447 for Q1 2020, respectively. AISC per gold ounce produced on a by-product basis and AISC per gold ounce sold on a by-product basis for Q1 2019 have not been restated.

(2)

Adjusted to exclude long term project capital expenditures of $1.4 million for Q1 2020. Including the capital expenditures, AISC per gold ounce produced on a by-product basis and AISC per gold ounce sold on a by-product basis would be $1,600 and $1,679 for Q1 2020, respectively.

(3)	Corporate and administrative expenses adjusted for Q1 2020 to remove transaction costs of $0.8 million.

AISC calculated for the Florida Canyon Mine and the San Francisco Mine excludes corporate and administrative expenses and accretion for site reclamation and closure.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), effective as of March 31, 2020. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2019, 2018 and 2017, and note 2 of the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2020 and 2019.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2020 and 2019, are consistent with those applied and disclosed in the Company’s annual consolidated financial statements, except for the following:

Amendments to IAS 1 - Presentation of financial statements (“IAS 1”) and IAS 8 - Accounting policies, changes in accounting estimates and errors (“IAS 8”)

The amendments are intended to make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from ‘could influence’ to ‘could reasonably be expected to influence’.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency.

The Company adopted the amendments to IAS 1 effective January 1, 2020, which did not have a material impact on the Company’s interim financial statements.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures, as defined under Canadian and US securities laws, are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. As of the end of the period covered by this report, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of March 31, 2020.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as defined under Canadian and US securities laws.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2019, under the supervision and with the participation of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during Q1 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company has reviewed the design of its internal control over financial reporting as a result of COVID-19 and increased remote working requirements and concluded that the design is still appropriate.

RISKS AND UNCERTAINTIES

For a detailed listing of risk factors faced by the Company, please refer to the Company’s MD&A and AIF for the year ended December 31, 2019.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

(In United States dollars, tabular amounts in thousands, except where noted)

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; risks related to COVID-19; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.